EXHIBIT I
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DESCARTES LOGO                                                             NEWS

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CONTACT INFORMATION:

PUBLIC RELATIONS                   INVESTOR RELATIONS
Kimberley Emmerson                 Chaya Cooperberg
(519) 746-6114, ext. 2562          (519) 746-6114 ext. 2757
kemmerson@descartes.com            ccooperberg@descartes.com
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                      DESCARTES ENGAGES FINANCIAL ADVISERS


WATERLOO, ONTARIO, May 9, 2003 -- The Descartes Systems Group Inc., (Nasdaq:DSGX), (TSX:DSG), a trusted provider of logistics solutions, today announced that it has engaged financial advisers to assist it in reviewing means of improving the company's financial performance and enhancing shareholder value. Descartes first announced it would undertake a review of measures to improve its financial performance and enhance shareholder value on May 6, 2003.


ABOUT DESCARTES
The Descartes Systems Group Inc. (Nasdaq:DSGX) (TSX:DSG) is a trusted provider of logistics management technology. In more than 60 countries Descartes' leading logistics solutions drive operational efficiency, enhance customer responsiveness and improve precision in purchasing for global organizations. For more information, visit www.descartes.com.




Statements in this release relating to future financial performance and enhancement of shareholder value may constitute forward-looking statements and are made under the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are neither promises nor guarantees, but involve risks and uncertainties that may cause actual results to differ materially from expectations; in particular, the successful implementation and market acceptance of Descartes' pricing and revenue model, demand for network-based logistics solutions and logistics software solutions, the deteriorating business climate in North America and Asia, success in closing customer orders, ability to control expenses, realization of operating cost reductions resulting from cost reduction initiatives, integration of acquisitions and consolidation of operations. For further information regarding risks and uncertainties associated with Descartes' business, please refer to Descartes' documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada. Any forward-looking statements should be considered in light of these factors.


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